Exhibit 99.1

X3 HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

X3 HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,468,511	$2,991,563
Restricted cash	1,684,250	1,723,937
Accounts receivable, net	18,785,714	21,487,053
Notes receivable	-	28,169
Due from related parties, net	1,598,484	1,364,979
Loan receivable, net	1,167,065	1,037,304
Prepayments, deposits and other current assets, net	18,526,903	2,434,714
Total Current Assets	43,230,927	31,067,719

Property and equipment, net	6,133,314	5,902,949
Intangible assets, net	40,052,910	35,032,450
Prepayments, deposits and other assets	46,275,401	76,274,752
Long term investments	11,221,989	11,272,965
Goodwill	22,782,354	15,031,608
Right-of-use assets-operating lease	457,292	357,007
Deferred tax assets	1,105,443	1,019,173
Total Assets	$171,259,630	$175,958,623

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Bank loans	$2,752,092	$3,943,718
Accounts payable	19,706,379	18,567,993
Convertible notes	5,584,422	5,020,633
Deferred revenue	1,987,674	2,175,896
Loan from third parties	562,301	552,108
Accrued expenses and other current liabilities	1,873,676	1,086,194
Due to related party	39,283	40,208
Taxes payable	169,370	180,442
Operating lease liabilities -current	352,167	260,728
Total Current Liabilities	33,027,364	31,827,920

Operating lease liabilities -non-current	139,820	109,956
Deferred tax liabilities	1,992,457	-
Total Liabilities	35,159,641	31,937,876

COMMITMENTS AND CONTINGENCIES

EQUITY:
Class A Common shares, $8 par value, 4,980,000,000 shares authorized; 13,757,773 and 12,973,209 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively*	110,062,180	103,785,668
Class B Common shares, $8 par value, 20,000,000 shares authorized; 12,195 and 12,195 issued and outstanding as of June 30, 2024 and December 31, 2023, respectively*	97,561	97,561
Additional Paid-in Capital	251,550,068	243,197,192
Subscription receivable	(40,000,000)	(40,500,000)
Accumulated deficit	(190,039,695)	(168,679,873)
Accumulated other comprehensive loss	(6,217,998)	(5,062,516)
Total X3 Holdings Co., Ltd.’s Shareholders’ Equity	125,452,116	132,838,032
Non-controlling interest	10,647,873	11,182,715
Total Equity	136,099,989	144,020,747
Total Liabilities and Equity	$171,259,630	$175,958,623

*	Retroactively restated for one-for-twenty reverse split with effective date of November 22, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

X3 HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2024	2023
REVENUES:
Application development services	$884,538	$2,179,167
Consulting and technical support services	2,383,000	1,477,740
Subscription services	215,355	294,528
Trading revenue	1,375,319	2,605,970
Others revenue	135,832	27,324
Total revenues	4,994,044	6,584,729

COST OF REVENUES
Cost of application development services	301,601	1,497,466
Cost of consulting and technical support services	1,019,261	607,587
Cost of subscription services	27,749	37,293
Cost of trading revenue	1,371,067	2,559,490
Cost of others revenue	53,626	37,913
Total cost of revenues	2,773,304	4,739,749

GROSS PROFIT	2,220,740	1,844,980

OPERATING EXPENSES
Sales and marketing	548,885	698,587
General and administrative	3,773,296	8,999,287
Provision for credit losses	3,773,492	483,137
Research and development	2,156,721	2,516,986
Share based compensation	3,654,999	3,576,470
Total operating expenses	13,907,393	16,274,467

OPERATING LOSS	(11,686,653)	(14,429,487)

OTHER INCOME (EXPENSE)
Loss from deregistering of a subsidiary	(113,361)	-
Gain from equity investment	-	70,947
Gain from fair value change in equity investment	-	2,402,943
Change in fair value of convertible debt	1,048,271	(530,501)
Fair value loss on financial instruments	-	(45,063,404)
Other expense	(585,759)	(85,537)
Total other income (expense)	349,151	(43,205,552)

LOSS BEFORE INCOME TAXES	(11,337,502)	(57,635,039)

INCOME TAX BENEFIT	(144,951)	(74,856)

NET LOSS	(11,192,551)	(57,560,183)

Less: loss attributable to non-controlling interests	(705,479)	(97,230)
NET LOSS ATTRIBUTABLE TO X3 HOLDINGS CO., LTD	(10,487,072)	(57,462,953)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(1,098,206)	(2,674,701)
COMPREHENSIVE LOSS	(12,290,757)	(60,234,884)
Less: comprehensive loss attributable to non-controlling interest	(648,203)	(85,268)
COMPREHENSIVE LOSS ATTRIBUTABLE TO X3 HOLDINGS CO., LTD	$(11,642,554)	$(60,149,616)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES*
Basic and diluted	13,140,537	145,057
LOSS PER SHARE
Basic and diluted	$(0.80)	$(396.14)

*	Retroactively restated for one-for-twenty reverse split with effective date of November 22, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

X3 HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares *				Additional Paid-in	Subscription	Accumulated	Non- controlling	Accumulated Other Comprehensive	Total
	Class A	Amount	Class B	Amount	Capital	Receivable	Deficit	Interest	Loss	Equity
Balance, January 1, 2024	12,973,209	$103,785,668	12,195	$97,561	243,197,192	$(40,500,000)	$(168,679,873)	$11,182,715	$(5,062,516)	$144,020,747
Issuance of shares for private placement	5,825	46,602	-	-	55,037	500,000	-	-	-	601,639
Stock dividend	778,739	6,229,910	-	-	4,642,840	-	(10,872,750)	-	-	-
Issuance of shares for services	-	-	-	-	3,654,999	-	-	-	-	3,654,999
Deregister a subsidiary	-	-	-	-	-	-	-	113,361	-	113,361
Net loss for the year	-	-	-	-	-	-	(10,487,072)	(705,479)	-	(11,192,551)
Foreign currency translation adjustment	-	-	-	-	-	-	-	57,276	(1,155,482)	(1,098,206)
Balance, June 30, 2024	13,757,773	$110,062,180	12,195	$97,561	251,550,068	$(40,000,000)	$(190,039,695)	$10,647,873	$(6,217,998)	$136,099,989

Balance, January 1, 2023	59,375	$474,999	-	$-	164,753,623	$-	$(59,081,432)	$(263,507)	$(3,333,541)	$102,550,142
Conversion of convertible notes	5,594	44,751	-	-	3,083,702	-	-	-	-	3,128,453
Issuance shares for investments	81,531	652,247	-	-	36,066,490	-	-	-	-	36,718,737
Issuance shares as prepayment for potential acquisition	34,915	279,320	-	-	15,626,866	-	-	-	-	15,906,186
Issuance of shares for private placement	12,181	97,445	-	-	5,937,864	(500,000)	-	-	-	5,535,309
Issuance of shares for services	4,105	32,836	-	-	3,543,634	-	-	-	-	3,576,470
Split shares	(11)	(88)	-	-	(2,556)	-	-	-	-	(2,644)
Capital contribution by non-controlling shareholder	-	-	-	-	-	-	-	117,583	-	117,583
Net loss for the period	-	-	-	-	-	-	(57,462,953)	(97,230)	-	(57,560,183)
Non-controlling interests recognized from step acquisitions	-	-	-	-	-	-	-	23,946,670	-	23,946,670
Foreign currency translation adjustment		-	-	-	-	-	-	11,962	(2,686,663)	(2,674,701)
Balance, June 30, 2023	197,690	$1,581,510	-	$-	229,009,623	$(500,000)	$(116,544,385)	$23,715,478	$(6,020,204)	$131,242,022

*	Retroactively restated for one-for-twenty reverse split with effective date of November 22, 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

X3 HOLDINGS CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,192,551)	$(57,560,183)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation and amortization	2,928,124	4,970,649
Provision for credit losses	3,773,492	483,137
Share based compensation	3,654,999	3,576,470
Loss from disposal of property and equipment	-	191
Deferred tax benefit	(144,541)	(77,651)
Change in fair value of convertible debt	(1,048,271)	530,501
Gain from fair value change in equity investment	-	(2,402,943)
Fair value loss on financial instruments	-	45,063,404
Settlement loss on disposition of assets	318,129	-
Gain from long term investment	-	(70,947)
Loss from deregistering of a subsidiary	113,361	-
Accrued interest of convertible debt	192,471	157,607
Right of use assets amortization	185,657	53,706
Changes in assets and liabilities:
Notes receivable	27,720	12,990
Accounts receivable	(357,380)	(542,166)
Prepayments, deposits and other assets	25,289	(468,349)
Accounts payable	8,762	(473,053)
Accounts payable-related party	-	-
Accrued expenses and other current liabilities	1,110,024	(612,350)
Taxes payable	(7,406)	7,206
Deferred revenue	(519,449)	182,218
Customer deposits	-	193,925
Lease liabilities	(164,221)	(43,010)
NET CASH USED IN OPERATING ACTIVITIES	(1,095,791)	(7,018,648)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans to third parties	(94,494)	(2,219,444)
Purchases of property and equipment	(605,746)	(20,207)
Purchases of intangible assets	(396,847)	(450,594)
Proceeds from disposal of property and equipment	-	61
Loans to related parties	(245,472)	-
Cash received from acquisition	47,240	59,326
NET CASH USED IN INVESTING ACTIVITIES	(1,295,319)	(2,630,858)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	2,079,002	3,319,718
Repayments of bank loans	(3,187,803)	(1,876,362)
Proceeds from private placement and market offering	601,639	5,535,309
Split shares	-	(2,644)
Proceeds from issuance of convertible notes	1,419,589	-
Loan from (repayment to) third party	10,193	-
Proceeds from (payments to) related parties	8,182	(183,973)
NET CASH PROVIDE BY FINANCING ACTIVITIES	930,802	6,792,048

EFFECT OF EXCHANGE RATE CHANGES	(102,431)	(427,274)

NET DECREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,562,739)	(3,284,732)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of period	4,715,500	9,380,322

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of period	$3,152,761	$6,095,590

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$152,140	$63,806
Cash (refunded) paid for income taxes	$(271)	$10,810

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Right of use assets obtained in exchange of lease liabilities	$293,269	$226,814
Conversion of convertible notes	$-	$3,128,453
Issuance shares as prepayment for potential acquisition	$-	$15,906,186
Issuance shares for acquisitions	$-	$36,718,737
Non-controlling interests recognized from step acquisitions	$-	$23,946,670
Prepayments, deposits and other assets transferred from loan receivable	$-	$59,761,223
Prepayments, deposits and other assets as consideration for acquisition	$13,854,016	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

X3 Holdings Co., Ltd. (“X3” or the “Company”), formerly known as Powerbridge Technologies Co., Ltd. is a company that was established under the laws of the Cayman Islands on July 27, 2018 as a holding company. The Group, through its subsidiaries (collectively the “Group”), is a provider of software application and technology services to corporate and government customers engaged in global trade. Mr. Stewart Lor, the Group’s Chairman of the Board and Chief Executive Officer (“CEO”) is the ultimate Controlling Shareholders of the Group.

Effective January 30, 2024, the Group has undergone a transformation, changing its corporate name from Powerbridge Technologies Co., Ltd. to X3 Holdings Co., Ltd. The Nasdaq stock symbol has also transitioned from PBTS to XTKG. This change reflects the Group’s evolving global expansion strategy and its commitment to broader technological and business horizons.

As of June 30, 2024, the details of the Group’s principal subsidiaries are as follows:

Major subsidiaries	Percentage of Ownership	Date of Incorporation	Place of Incorporation	Major Operation
Powerbridge Holding Limited (“Powerbridge HK”)	100% by X3	July 27, 2018	Hong Kong, PRC	Investment holding
Boxinrui International Holdings Limited (“Boxinrui”)	100% by X3	August 5, 2021	BVI	Investment holding
Hongding Technology Co., Ltd (“Hongding”)	100% by X3	July 28, 2020	Hong Kong, PRC	Investment holding
Hong Kong Hongyi Holdings Limited(“Hongyi”)	100% by X3	April 24, 2023	Hong Kong, PRC	Investment holding
Powercrypto Holding Pte. Ltd. (“Powercrypto”)	100% by X3	October 1, 2021	Singapore	Management consultancy services
Powercrypto Inc (1)	100% by X3	April 5, 2022	USA	Management consultancy services
X3 HOLDINGS PTE. LTD. (“X3 HOLDINGS”)	100% by X3	November 8, 2023	Singapore	Investment holding
Powerbridge High Technologies Holding Co., Ltd	100% by X3	January 11, 2023	Macau	Investment holding
Powerbridge Technology Group Co., Ltd. (“Powerbridge Zhuhai”)	100% by Powerbridge HK	October 30, 1997	the PRC	Software application and technology services
Powerstream Supply Chain Co., Ltd. (“Powerstream”)	100% by Powerbridge HK	August 17, 2021	the PRC	Supply chain business
Powermeta Digital Co., Ltd. (“Powermeta”)	100% by Powerbridge HK	January 21, 2022	the PRC	Software application and technology services
Powerbridge Digital Trade (HK) Co., Limited	51% by Powerbridge HK	June 26, 2023	Hong Kong, PRC	Investment holding
SmartConn Co.Limited(“SmartConn”)	50.99% by Powerbridge HK	December 14, 2020	Hong Kong, PRC	Investment holding
Hong Kong Anxin Jieda Co., Limited (“Anxin Jieda”)	100% by Boxinrui	November 30, 2021	Hong Kong, PRC	Investment holding
Shenzhen Honghao Internet Technology Co., Ltd (“Honghao”) (1)	100% by Hongding	July 28, 2020	the PRC	Software application and technology services
Hongxi Data Technology Co., Ltd.	70% by Powerbridge Zhuhai	February 8, 2021	Macau	Software application and technology services
Zhuhai Hongyang Supply Chain Co., Ltd. (“Zhuhai Hongyang”)	60% by Powerbridge Zhuhai	July 21, 2021	the PRC	Supply chain business
Ningbo Zhijing Tongfu Technology Co., Ltd. (“Ningbo Zhijing”)	51% by Powerbridge Zhuhai	April 25, 2021	the PRC	software application and technology services
Hunan Powerverse Digital Co., Ltd. (2)	51% by Powerbridge Zhuhai	March 9, 2023	the PRC	Software application and technology services
Metafusion Digital Co., Ltd (“Metafusion”)	66% by Powermeta Digital	February 15, 2022	the PRC	Software application and technology services
Shanghai Stamp Technolog Co., Ltd.	100% by SmartConn	December 9, 2018	the PRC	Software application and technology services
Ascendent Insight Education Co., Ltd. (“Ascendent”)	90% by Anxin Jieda	January 7, 2020	the PRC	Software application and technology services
Xingtai Ningyao Technology Co., Ltd.	100% by Ascendent	December 17, 2022	the PRC	Software application and technology services
Guangdong Hongqiao Digital Technology Co., Ltd.	51% by Powerbridge Zhuhai	November 28, 2023	the PRC	Software application and technology services
Shenzhen Hongchuangxin Technology Co., Ltd.	100% by Hongyi	October 31, 2022	the PRC	Trading

(1)	Honghao was deregistered on August 19, 2024
(2)	Hunan Powerverse Digital Co., Ltd. was deregistered on August 19, 2024

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

 In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2024 and 2023 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Group’s annual financial statements for the year ended December 31, 2023 filed with the SEC on April 30, 2024.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Group and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Group, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Non-controlling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

Liquidity

As of June 30, 2024, the Group incurred a net loss of approximately $11.2 million and had negative operation cash flow of approximately $1.1 million. The Group has historically funded its working capital needs primarily from public offering, operations, bank loans, advance payments from customers and shareholders. The working capital requirements are affected by the efficiency of operations, the numerical volume and dollar value of revenue contracts, the progress or execution on customer contracts, and the timing of accounts receivable collections.

In assessing its liquidity, the Group monitors and analyzes its cash on hand, its ability to generate sufficient revenue sources in the future and its operating and capital expenditure commitments. As of June 30, 2024, the Group had cash and cash equivalents of approximately $1.5 million.

On November 24, 2023, the Group entered into purchase agreements with twelve investors. The investors agreed to purchase an aggregate of $40,000,000 of the Group’s Class A ordinary shares at a share price of $0.3 (split-adjusted $6.0) per share. The Group issued 130,463,140 (split-adjusted 6,523,157) Class A ordinary shares on November 24, 2023.

On May 16, 2024, we entered into a standby equity purchase agreement (the “SEPA”) with YA II PN, LTD. (“YA”), pursuant to which YA purchases convertible promissory notes (the “Notes”) in the principal amount of $8,000,000 (the “Principal”), which shall be convertible into the Company’s ordinary shares, par value US$0.40 per share (the “Offering”), for gross proceeds of approximately $7,425,000. The Offering will be conducted in four closings. The first closing consists of offer and sale of a Note in the principal amount of $4,756,986. The first closing occurred on May 16, 2024. The second closing consists of offer and sale of a Note in the principal amount of $1,500,000. The second closing occurred on June 17, 2024.

The Group believes that its cash on hand and financing cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Group may need additional cash resources in the future if the Group experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Group wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Group’s amounts of cash on hand, the Group may seek to issue debt or equity securities or obtain a credit facility.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, valuation of accounts receivables, valuation of convertible notes, loans to third parties, revenue recognition and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

Fair value measurement

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Group’s financial instruments including cash and cash equivalents, restricted cash, notes and accounts receivable, due from related parties, deposits and other current assets, short-term bank loans, accounts payable, deferred revenue, accrued expenses and other current liabilities due to related party, current operating lease liabilities and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long-term prepayment, deposits and other assets approximate their carrying amounts because the deposits were paid in cash.

Assets and Liabilities Measured or Disclosed at Fair Value on a recurring basis

The following tables represent the fair value hierarchy of the Group’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2024 and December 31, 2023:

As of June 30, 2024
Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible notes - Streeterville Note	$-	$-	$-	$-
Total	$-	$-	$-	$-

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

	As of December 31, 2023
	Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Total
Financial liabilities:
Convertible notes - Streeterville Note	-	-	5,020,633	5,020,633
Total	$-	$-	$5,020,633	$5,020,633

Streeterville Note

The Group elected the fair value option to account for Streeterville Note (Refer to Note 10 for additional information). The Group engaged an independent valuation firm to perform the valuation. The fair value of the Streeterville Note was calculated using the binomial tree model. The Streeterville Note was classified as level 3 instruments as the valuation was determined based on unobservable inputs which was supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant estimates used in developing the fair value of the Streeterville Note included time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

As the inputs used in developing the fair value for level 3 instruments are unobservable, and require significant management estimate, a change in these inputs could result in a significant change in the fair value measurement.

The following is a reconciliation of the beginning and ending balances for the Streeterville Note measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of June 30, 2024 and December 31, 2023:

	June 30,	December 31,
	2024	2023

Opening balance	$5,020,633	$9,079,966
Loss on change in fair value of convertible notes	(1,048,271)	21,166
Accrued interest	87,621	297,954
Cash repaid	(4,059,983)	(1,250,000)
Conversion of convertible notes	-	(3,128,453)
Total	$-	$5,020,633

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Accounts receivable, net

Accounts receivable represents the amounts that the Group has an unconditional right to consideration and is recorded net of allowance for credit losses.

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Group has adopted this ASC Topic 326 and several associated ASUs on January 1, 2023 using a modified retrospective approach. The adoption has no material impact to the Group’s consolidated financial statements. The Group estimated allowance for credit losses to reserve for potentially uncollectible receivable amounts periodically, considering factors in assessing the collectability of its accounts receivable, such as historical distribution of the age of the amounts due, payment history, creditworthiness, forward-looking factor, historical collections data of the customers, to assess the credit risk characteristics. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable are considered impaired and written-off when it is probable that all contractual payments due will not be collected after all collection efforts have been exhausted.

Impairment for long-lived assets other than goodwill

Long-lived assets, including property, equipment, furniture and fixtures and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the six months ended June 30, 2024 and 2023 the Group did not recognize any impairment on the long-lived assets.

Business combinations

The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not subject to amortization, but rather is evaluated for impairment at least annually. The Group evaluates its goodwill for impairment during the fourth quarter of its fiscal year or more frequently if indicators of potential impairment exist, in accordance with ASC 350, Intangibles - Goodwill and Other. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit (generally defined as the businesses for which financial information is available and reviewed regularly by management) with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. However, if the estimated fair value is below carrying value, further analysis is required to determine the amount of the impairment.

In the course of evaluating the potential impairment of goodwill, the Group may perform either a qualitative or a quantitative assessment. The Group’s qualitative assessment of potential impairment may result in the determination that a quantitative impairment analysis is not necessary. Under this elective process, the Group assesses qualitative factors to determine whether the existence of events or circumstances leads the Group to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events and circumstances, the Group determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing a quantitative analysis is not required. However, if the Group concludes otherwise, then the Group performs a quantitative impairment analysis.

If the Group either chooses not to perform a qualitative assessment, or the Group chooses to perform a qualitative assessment but is unable to qualitatively conclude that no impairment has occurred, then the Group performs a quantitative evaluation. In the case of a quantitative assessment, the Group estimates the fair value of the reporting unit with which the goodwill that is subject to the quantitative analysis is associated and compares it to the carrying value. If the estimated fair value of a reporting unit is less than its carrying value, the excess is recorded as a goodwill impairment, which is limited to the total amount of goodwill allocated to that reporting unit.

For the six months ended June 30, 2024, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, the Group evaluated all relevant qualitative and quantitative factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not that the fair value of the reporting unit was less than its carrying amount. Therefore, no goodwill impairment was recognized for the six months ended June 30, 2024 and 2023.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Revenue recognition

The Group adopted ASC Topic 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Group applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Group derives its revenues from four sources: (1) revenue from application development services, (2) revenue from consulting and technical support services, (3) revenue from subscription services, (4) trading revenue and (5) others revenue. All of the Group’s contracts with customer do not contain cancelable and refund-type provisions.

(1) Revenue from application development service

The Group’s application development service contracts are primarily on a fixed-price basis, which require the Group to perform services including project planning, project design, application development and system integration based on customers’ specific needs. These services also require significant production and customization. Upon delivery of the services, customer acceptance is generally required. In the same contract, the Group is generally required to provide post-contract customer support (“PCS’) for a period from three months to three years (“PCS period”) after the customized application development services are delivered. The type of services for PCS clause is generally not specified in the contracts or as stand-ready services on when-and-if-available basis. The unspecified PCS is stand-ready service on when-and-if-available basis. It grants the customers on line and telephone access to technical support personnel during the term of the service. Specified PCS includes specified service term in the contract such as training.

The Group’s application development service revenues are generated primarily from contracts with PRC government or related agencies and state-owned enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion (30% - 50%) of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Group has enforceable right on payments for the work performed.

The Group sometimes provides a warranty for its application development service contracts. The warranty period is typically 12-36 months upon the completion of the application development service. In accordance with ASC 606-10-25-19, the Group believes the warranty provision in the contracts generally represents service-type warranty, which is a distinct performance obligation and the Group also provides the similar service on standalone basis and customers can benefit from the related service-type warranty service. For the service warranty component, the customer simultaneously receives and consumes the benefits provided by the Group performance over the warranty term, therefore, the service warranty is satisfied over time. The revenue allocated to the service warranty is recognized over the warranty period.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

The Group assesses that application development service, PCS or specific service and service-type warranty, if applicable, are distinct performance obligations in the application development service contracts. The Group provides these services on standalone basis and customers are able to benefit from each of the service on its own. In addition, the timing of delivery of these performance obligations can be separately identifiable in the contracts. The transaction price is allocated to these identified performance obligations based on the relative standalone selling prices. The transaction price allocated to PCS or unspecific service and service-type warranty, if applicable, on a straight-line method over the contractual period. Revenue allocated to specified PCS is recognized as the related services are rendered. The transaction price allocated to application development service is recognized over time as the Group’s performance creates or enhances the project controlled by the customer and the control is transferred continuously to our customers. The Group uses an input method based on cost incurred as the Group believes that this method most accurately reflects the Group’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the transaction price allocated to application development service is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Group to make estimates of revenues and costs to complete the construction. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. The Group’s estimates are based upon the professional knowledge and experience of our engineers and project managers to assess the contract’s schedule, performance, technical matters. The Group has adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Group recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for application development services include but not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Group has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Group entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

In certain application development service arrangements, the Group sells and delivers IT equipment on standalone basis prior to the delivery of the services. In these cases, the Group controls the IT equipment before they are transferred to the customer. The Group has the right to direct the suppliers and control the goods or assets transferred to its customers. Thus, the Group considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the IT equipment delivered. The Group assesses the sale of equipment is separately identifiable from other promises in the contract and it is distinct performance obligation within the context of the contract. Accordingly, the revenue from the related IT equipment based on its relative standalone selling price is recognized upon customer acceptance after delivery.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

(2) Revenue from consulting and technical support services

Revenue from consulting and technical support services is primarily comprised of fixed-fee contracts, which require the Group to provide professional consulting and technical support services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to customers. Billings to the customers are generally on a monthly or quarterly basis over the contract term, which is typically 12 to 24 months. The consulting and technical support services contracts typically include a single performance obligation. The revenue from consulting and technical support services is recognized over the contract term on a straight-line basis as customers receive and consume benefits of such services.

(3) Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Group’s software-as-a-service applications for a subscribed period. The Group’s monthly or quarterly billing to customer is on the basis of number of uses or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services.

(4) Trading revenue

The Group started trading business for the year ended December 31, 2021 and recognized revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. Product sale contracts typically include a single performance obligation and there are no rights of return. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur at the time the products are transferred to the customer.

(5) Others revenue

In April 2023, the Group started regional authorization membership program to engage independent merchant to assist in developing specified geographical regions. The program grants non-exclusive geographical territory business development to the authorized distributors within that defined territory. The Group’s services under regional cooperation agreements include marketing support to advertise as well as utilization of the Group’s trademark and copyrights for business promotion purpose. The term of cooperation agreements is typically one to two years. The Group charges a fixed amount authorization fee which is non-refundable and to be paid upon execution of an authorization agreement. For all the Group’s cooperation agreements, the amount of fee is fixed or determinable and no right of return provision indicated in the agreement. Since the Group provides no financing to authorized distributors and offers no guarantees on their behalf, the services provided by the Group are considered to represent a single performance obligation. The agreement price is fully allocated to the single performance obligation. The total authorization fees are recognized ratably on a straight-line basis over the term of the cooperation agreements. Other revenues accounted for 2.7% of the Group’s revenue for the six months ended June 30, 2024.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Group reports revenues net of value added tax (“VAT”). The Group’s subsidiaries in PRC are subject to a 3% to 13% value added tax (“VAT”) and related surcharges on the revenues earned from providing services or products.

Practical Expedient and Exemptions

The Group does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Contract balance

The accounts receivable includes both unbilled accounts receivable and billed accounts receivable. The Group records unbilled accounts receivable for revenue that has been recognized in advance of billing the customer, which is common for application development service contracts. The unbilled accounts receivable represents the Group’s right to consideration in exchange for the service that the Group has performed to the customer before payment is due and the unbilled account receivable will be reclassified into billed accounts receivable when the Group has the right to invoice. Contract liabilities are presented as deferred revenue on the consolidated balance sheet. Contract liabilities relate to payments received in advance of completion of performance obligations under a contract. Contract liabilities are recognized as revenue upon the completion of performance obligations. As of June 30, 2024 and December 31, 2023 the balance of deferred revenue amounted to $1,987,674 and $2,175,896, respectively.

Operating leases

The Group adopted Topic 842 on January 1, 2022 using the modified retrospective transition approach. The Group has lease contracts for factory and office space under operating leases. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing lease expense when the lessor makes the underlying asset available to the Group.

For leases with lease term less than one year (short-term leases), the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2024 and 2023. All of the tax returns of the Group’s subsidiary in China remain subject to examination by the tax authorities for five years from the date of filing.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Loss per Share

Earnings (loss) per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per ordinary share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options by using the treasury stock method and ordinary shares issuable upon the conversion of convertible instruments using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive. For the six months ended June 30, 2024 and 2023, since the Group had a loss, basic and dilutive loss per share is the same.

Share-Based compensation

The Group accounts for share-based awards to employees and nonemployees directors and consultants in accordance with the provisions of ASC 718, Compensation—Stock Compensation, and under the recently issued guidance following FASB’s pronouncement, ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Under ASC 718, and applicable updates adopted, for employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award. For the non-employee stock-based awards, the fair value of the awards to non-employees are measured every reporting period based on the value of the Group’s common stock.

Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

The Group’s chief operating decision maker (“CODM”) has been identified as its CEO, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and all of the Group’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Concentrations of Risks

(a)	Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of June 30, 2024 and December 31, 2023, the aggregate amount of cash, cash equivalents and restricted cash of $2,650,752 and $4,056,150, respectively, were held at major financial institutions in PRC mainland, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks are financially sound based on public available information. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them.

(b)	Foreign currency risk

A majority of the Group’s expense transactions are denominated in RMB and a significant portion of the Group and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Group’s functional currency is the RMB, and the Group’s financial statements are presented in U.S. dollars. The RMB deprecation by 2.9% in fiscal year 2023 and further deprecation by 2.4% for the six months ended June 30, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Group needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Group would receive from the conversion. Conversely, if the Group decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Group.

(c)	Significant customers

For the six months ended June 30, 2024, three customers accounted for 13.7%, 12.9% and 10.0% of the Group’s total revenues. For the six months ended June 30, 2023, one customer accounted for 39.4% of the Group’s total revenues. As of June 30, 2024, one customer accounted for 15.3% of the Group’s accounts receivable. As of December 31, 2023, one customer accounted for 15.9% of the Group’s accounts receivable.

(d)	Significant suppliers

For the six months ended June 30, 2024, five suppliers accounted for 15.4%, 13.4%, 11.5%, 10.9% and 10.4% of the Group’s total purchases, respectively. For the six months ended June 30, 2023, one supplier accounted for 59.3% of the Group’s total purchases, respectively. As of June 30, 2024, two suppliers accounted for 22.6% and 10.8% of the Group’s total accounts payable. As of December 31, 2023, one supplier accounted for 24.5% of the Group’s total accounts payable.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Summary of significant accounting policies (continued)

Recently issued accounting pronouncements

The Group considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (“the JOBS Act”), the Group meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures. The Group is currently assessing the potential impact of the rule on our disclosures.

In November 2023, FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is also permitted. This ASU will result in additional required disclosures when adopted, where applicable. The Group is currently assessing the potential impact of the rule on our disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the potential impact of adopting this guidance on Financial Statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the condensed consolidated financial position, statements of operations and cash flows.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Acquisition

Hongchuangxin Acquisition

On May 1, 2024, the Group acquired 100% equity interest in Hongchuangxin from its original shareholders. The fair value of the consideration for this acquisition was $13,854,016. The consolidated operating results of Hongchuangxin for the six months ended June 30, 2023 were not significant to the Group. The objective of the acquisition is to expand the Group’s business scope.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition based on a valuation report performed by an independent valuation firm engaged by the Group. The valuation report considered generally accepted valuation methodologies such as the income, market and cost approaches.

Amount
Total consideration for acquisition	$13,854,016

Assets acquired and liabilities assumed:
Cash acquired	47,073
Accounts receivable	1,048,422
Loan receivable	40,052
Prepayments, deposits and other current assets	650,632
Intangible assets, net	8,134,797
Accounts payable	(1,401,816)
Deferred revenue	(378,979)
Other current liabilities	(3,212)
Deferred tax liabilities	(2,033,699)
Total net assets acquired	6,103,270
Goodwill	$7,750,746

The intangible assets are mainly attributable to franchise right acquired through the acquisition, which are amortized over 10 years.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	June 30, 2024	December 31, 2023

Accounts receivable	$29,399,409	$28,620,423
Less: Allowance for credit losses	(10,613,695)	(7,133,370)
Total accounts receivable, net	$18,785,714	$21,487,053

Unbilled accounts receivable included in accounts receivable above amounted to $18,908,068 and $10,030,721 as of June 30, 2024 and December 31, 2023, respectively. The unbilled accounts receivables as of June 30, 2024 are expected to be billed within one year and collected over one year. The billed accounts receivable is expected to be collected within one year.

As of November 19, 2024, approximately $3.3 million (or 11.1%) of total accounts receivable as of June 30, 2024 was collected. It represented 13.0% of billed accounts receivable balance and 7.8% of unbilled accounts receivable balance as of June 30, 2024 were subsequently collected, respectively.

Movement of allowance for credit losses is as follows:

	Six Months Ended June 30, 2024	Year Ended December 31, 2023

Beginning balance	$7,133,370	$7,080,677
Provision for credit losses	3,773,492	256,834
Written-off	(128,035)	(6,214)
Foreign currency translation adjustments	(165,132)	(197,927)
Ending balance	$10,613,695	$7,133,370

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Prepayments, deposits and other assets, net

Prepayments, deposits and other assets, net consisted of the following:

	June 30, 2024	December 31, 2023

Security deposits (1)	$287,621	$248,146
Advances to suppliers	1,964,693	2,032,099
Advances to employees	107,772	46,293
Prepaid expense	815,742	1,099,950
Prepayment for potential acquisition (2)	15,906,186	15,906,186
Antique art pieces (3)	45,479,830	59,651,975
Deferred financing cost	237,430	-
Others	3,030	6,511
	64,802,304	78,991,160
Less: Long term portion	(46,275,401)	(76,274,752)
Allowance for credit losses	-	(281,694)
Prepayments, deposits and other assets – current portion	$18,526,903	$2,434,714

(1)	Security deposits mainly represent contract fulfillment deposits required by customer for specific projects, rent deposits and etc.

(2)	On March 24, 2023, the Group entered into an equity transfer agreement with a shareholder of DTI Group Limited (“DTI”), pursuant to which the Group agreed to prepay 698,301 shares (split-adjusted 34,915 shares, equivalent to $15,906,186) to purchase 32% equity of DTI.

(3)	On January 5, 2023, the Group received 20 antique art pieces to settle $59,651,975 (RMB411,157,212) from a debt extinguish agreement. On May 1, 2024, the Group settled 7 antique art pieces as a purchase consideration to acquire Hongchuangxin (details refer to Note 3).

Movement of allowance for credit losses is as follows:

	Six Months Ended June 30, 2024	Year Ended December 31, 2023

Beginning balance	$281,694	$364,973
Written-off	(277,200)	(75,000)
Foreign currency translation adjustments	(4,494)	(8,279)
Ending balance	$-	$281,694

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Intangible assets, net

Intangible assets, net, consist of the following:

	June 30, 2024	December 31, 2023

Capitalized development costs (1)	$11,547,692	$11,416,518
Purchased software	386,342	395,446
Software from business combinations	35,270,142	36,101,237
Franchise right	8,104,909	-
Subtotal	55,309,085	47,913,201
Less: accumulated amortization	(13,041,612)	(10,614,005)
Impairment of capitalized development cost and software acquired	(2,214,563)	(2,266,746)
Intangible assets, net	$40,052,910	$35,032,450

(1)	The Group capitalized development costs related to its core supporting modules of the global trade applications and solutions incurred during the application development stage.

Note 7 — Related party balances and transactions

The relationship of related parties

Name of Related Party	Relationship to the Group
Stewart Lor	CEO
Ban Lor	Co-founder, CEO’s brother
Yuxia Xu	CFO
Phillip Tao Qiu	Independent Director
Xiaoyan Liu	Shareholder of Ascendent
Zhongchuan Dadi (Beijing) Technology Co., LTD	Shareholder of Ascendent
Shanghai Yue See cultural development Co., LTD	Shareholder of Metafusion

Due from related parties*

	June 30, 2024	December 31, 2023

Ban Lor	$19,265	$17,155
Stewart Lor	469,030	452,598
Yuxia Xu	434,561	207,236
Phillip Tao Qiu	600,000	600,000
Xiaoyan Liu	75,628	87,990
Subtotal	$1,598,484	$1,364,979

(*)	From time to time, the Group advances funds to senior management for business purpose.

Due to related parties*

	June 30, 2024	December 31, 2023

Shanghai Yue See cultural development Co., LTD	$39,064	$39,985
Zhongchuan Dadi (Beijing) Technology Co., LTD	219	223
Subtotal	$39,283	$40,208

(*)	The above balances represent unpaid loan and expenses to these related parties.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Related party balances and transactions (continued)

Related party transactions

		For the six months ended June 30,
		2024	2023

Stewart Lor	Interest income	$8,003	$37,620
Yuxia Xu	Interest income	$6,998	$10,037
Shanghai Yue See cultural development Co., LTD	Service revenue	$-	$4,287

Note 8 — Bank loans

Outstanding balance of short-term bank loans consisted of the following:

	June 30, 2024	December 31, 2023

Loans from Bank of Communication Fixed interest rates ranging from 3.90% to 4.20%, maturity dates from January 16, 2024 to April 10, 2025 and guaranteed by the representative of Zhuhai Powerbridge, the Group’s CEO and CEO’s spouse and a third party. The Group pledged buildings with the aggregated carrying value of $2.2 million and $2.3 million as of June 30, 2024 and December 31, 2023 to secure the loans	$2,752,092	$2,816,942
Loan from SPD Bank Fixed interest rate of 4.1%, fully repaid upon maturity on June 28, 2024 and guaranteed by the Group’s CEO. The Group pledged fixed asset with the aggregated carrying value of $1.6 million and $1.7 million as of June 30, 2024 and December 31, 2023 to secure the loan	-	1,126,776
Total	$2,752,092	$3,943,718

The movement bank loans are as follows:

	For the six months ended June 30,
	2024	2023
Beginning balance	$3,943,718	$2,609,755
Additions	2,079,002	3,319,718
Repayments	(3,187,803)	(1,876,362)
Foreign currency translation adjustments	(82,825)	(191,734)
Ending balance	$2,752,092	$3,861,377

For the six months ended June 30, 2024 and 2023, interest expense was $77,673 and $63,806, respectively, with the weighted average interest rate of 4.0% and 4.2%m respectively.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Lease

The Group has several operating leases for offices. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total lease expense for the six months ended June 30, 2024 and 2023 amounted to $258,823 and $140,499, respectively.

Cash paid for amounts included in the measurement of lease liabilities amounted to $164,221 and $43,010 for the six months ended June 30, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	June 30, 2024	December 31, 2023

Right-of-use assets, net	$457,292	$357,007

Operating lease liabilities - current	352,167	260,728
Operating lease liabilities - non-current	139,820	109,956
Total operating lease liabilities	$491,987	$370,684

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of June 30, 2024:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.7 years
Weighted average discount rate	5.0%

The following is a schedule of maturities of lease liabilities as of June 30, 2024:

Twelve months ending June 30,	Amount
2025	$366,206
2026	108,093
2027	36,031
Total future minimum lease payments	510,330
Less: imputed interest	(18,343)
Present value of lease liabilities	$491,987

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Convertible Notes

	June 30, 2024	December 31, 2023

Streeterville note	$-	$5,020,633
YA notes	5,584,422	-
	$5,584,422	$5,020,633

Streeterville note

On September 1, 2022, the Group entered into a securities purchase agreement with Streeterville Capital, LLC (“Streeterville”), pursuant to which the Group issued the Investor an unsecured promissory note on September 1, 2022 in the original principal amount of $8,640,000 (the “Streeterville Note”), convertible into Class A ordinary shares of the Group, for $8,000,000 in gross proceeds. The transaction contemplated by the Purchase Agreement closed on September 1, 2022. The Streeterville Note bears interest at a rate of 6% per annum compounding daily. All outstanding principal and accrued interest on the Streeterville Note will become due and payable twelve months after the purchase price of the Note is delivered by Purchaser to the Group (the “Purchase Price Date”). The Streeterville Note includes an original issue discount of $640,000 along with $20,000 for Streeterville’s fees, costs and other transaction expenses incurred in connection with the purchase and sale of the Note. The Group may prepay all or a portion of the Streeterville Note at any time by paying 120% of the outstanding balance elected for pre-payment.

The Group elected the fair value option to account for the Streeterville note on instrument-by-instrument basis and engaged an independent valuation firm to perform the valuation. The fair value of the Streeterville note is calculated using the binomial tree model. The convertible notes are classified as level 3 instruments as the valuation was determined based on unobservable inputs which are supported by little or no market activity and reflect the Group’s own assumptions in measuring fair value. Significant inputs used in developing the fair value of the convertible notes include time to maturity, risk-free interest rate, straight debt discount rate, probability to convert and expected timing of conversion.

For the year ended December 31, 2022, Streeterville delivered conversion notice in an aggregate of principle of $1,250,310 to the Group and the Group issued an aggregate of 58,257 (split-adjusted 2,913) Class A ordinary shares of the Group to Streeterville. For the year ended December 31, 2023, the Group repaid principal and interest in cash of $1,250,000 and issued in aggregated of 111,875 (split-adjusted 5,594) Class A ordinary shares to Streeterville upon conversions. As of December 31, 2023, the fair value of outstanding Streeterville note was 5,020,633.

For the six months ended June 30, 2024, the Group fully repaid the remaining principal and interest in aggerate of $4,059,983 in cash payments to Streeterville. As of June 30, 2024, the fair value of outstanding Streeterville note was Nil. For the six months ended June 30, 2024 and 2023, the Group recognized a gain of change in fair value of convertible note of $1,048,271 and a loss of change in fair value of convertible note of $530,501, respectively. Interest expense recognized for these convertible notes for the six months ended June 30, 2024 and 2023, were $87,621 and $157,607, respectively

YA 2024 Notes

On May 16, 2024, the Group entered into entered into a standby equity purchase agreement with YA II PN, LTD (“YA”) Pursuant to the Purchase Agreement, YA purchases convertible notes in the principal amount of $8,000,000 (the “YA 2024 Notes”) and up to $30,000,000 (the “Commitment Amount”). The offering will be conducted in four tranches and each closing has conditions specified in the agreement. The principal will become due and payable before maturity date defined in specific agreement and bears an annual interest rate of 8% unless earlier converted or redeemed by the Group. At any time before the maturity date, YA may convert convertible notes at its option into Class A Ordinary Shares. The Group has the right, but not the obligation, to redeem a portion or all amounts outstanding under the convertible notes prior to the maturity date at a cash redemption price equal to the outstanding principal balance to be redeemed, plus the redemption premium, plus accrued and unpaid interest. The Group shall pay to the Investor a structuring fee in amount of $15,000 and shall pay to the Investor on the date of initial registration statement has been declared effective a commitment fee in amount equal to 1% (the “Commitment Fee”) of the Commitment Amount in cash or by issuance of ordinary shares (the “Commitment Shares”) which is equal to the Commitment Fee divided by the closing price of the ordinary shares as of the trading day immediately prior to the effective of the initial registration statement. The Group accounted for the above structuring fee and Commitment Fee as direct financing costs with the portion of $62,570 as direct financing cost to YA Notes and the remaining portion of $237,430 as deferred financing cost included in the prepayments, deposits and other assets.

X3 HOLDINGS CO., LTD.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Convertible Notes (continued)

On May 16, 2024, The Group closed the first tranche of the YA 2024 Notes for the principal amount of $4,756,986 with an origin issue discount (“OID”) of 7% for a maturity date at May 16, 2025. The net proceed from the first closing was $4,162,347 (after deducting OID and other issuance costs).

On June 17, 2024, The Group closed the second tranche of the YA 2024 Notes for the principal amount of $1,500,000 with an origin issue discount (“OID”) of 7% for a maturity date at May 16, 2025. The net proceed from the second tranche was $1,317,225 (after deducting OID and other issuance costs).

The Group adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) by using a modified retrospective transition method. In accordance with ASU 2020-06, since the YA 2024 Notes were not issued at a substantial premium, all of the proceeds received from the issuance are recorded as a liability on the unaudited condensed consolidated balance sheet in accordance with ASC 470-20. That is, no portion of the proceeds from issuing are attributed to the conversion option at inception. The difference between the principal amount and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value to its face value on the respective put dates. During six months ended June 30, 2024, the effective interest rates of the first and second tranche of the YA 2024 Notes were 17.6% and 24.3%, respectively. The aggregated effective interest expense amounted to $104,850 for the six months ended June 30, 2024.

Note 11 — Taxes

Income tax

Cayman Islands

X3 was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Powerbridge HK is established in Hong Kong. Under the Hong Kong tax laws, Powerbridge HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Powerbridge Zhuhai is governed by the Enterprise Income Tax (“EIT”) laws of PRC. Under EIT laws of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Powerbridge Zhuhai, the Group’s operating subsidiary in PRC, has been approved as HNTEs in 2014 and successfully renewed it in 2023, which reduced its statutory income tax rate to 15%. The rest of the Group’s subsidiaries in PRC are subject to income tax rate of 25%.

The impact of the preferred tax treatment noted above decreased income taxes by $209,134 and $223,556 for the six months ended June 30, 2024 and 2023, respectively. The benefit of the preferred tax treatment on net income per share (basic and diluted) was $0.00 (split-adjusted 0.02) and $0.08 (split-adjusted 1.54) for the six months ended June 30, 2024 and 2023, respectively.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Taxes (continued)

Significant components of the provision for income taxes are as follows:

	For the six months ended June 30,
	2024	2023

Current	$(410)	$2,795
Deferred	(144,541)	(77,651)
Total income tax benefit	$(144,951)	$(74,856)

The following table reconciles China statutory rates to the Group’s effective tax rate:

	For the six months ended June 30,
	2024	2023

PRC statutory rates	25.0%	25.0%
Preferential tax rates	(1.9)%	(0.4)%
R&D credits	1.2%	0.3%
Change in valuation allowance and others	(23.3)%	(24.8)%
Effective tax rate	1.0%	0.1%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows:

	June 30, 2024	December 31, 2023

Deferred tax assets:
Provision for credit losses	$1,455,081	$1,268,962
Depreciation and amortization	194,760	185,676
Net operating loss carryforward	2,477,328	2,496,584
Valuation allowance	(3,021,726)	(2,932,049)
Total deferred tax assets	$1,105,443	$1,019,173

Deferred tax liabilities:
Intangible assets arising from acquisitions	$1,992,457	$-

As of June 30, 2024, the Group has approximately $13.8 million net operating loss (“NOL”) carryforwards with expirations by 2029. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management provided $3,021,726 and $2,932,049 valuation allowance against the deferred tax assets that the Group does not expect to realize at June 30, 2024 and December 31, 2023, respectively.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Taxes (continued)

Value added tax

Enterprises who sell goods in the PRC are subject to a value added tax in accordance with PRC laws. VAT standard rates are 3% to 13% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Group’s finished products can be used to offset the VAT due on sales of the finished products and services. Powerbridge Zhuhai obtained a VAT preferential status for its technology development business, accordingly, the certain Company’s technology development business is exempted from VAT.

Tax payable

Taxes payable consists of the following:

	June 30, 2024	December 31, 2023

Income taxes payable	$5,616	$5,889
VAT and other tax payable	163,754	174,553
Totals	$169,370	$180,442

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024 and December 31, 2023, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2024 and 2023. The Group also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2024.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Equity

Ordinary Shares

 On May 30, 2023, the Company held an extraordinary general shareholders meeting. At the Meeting, the Company’s shareholders approved (i) a share consolidation of thirty (30) issued and unissued Class A ordinary shares with par value of $0.00166667 each in the Company’s issued and unissued share capital into one (1) share with par value of US$ 0.050 (the “Share Consolidation”) and (ii) an increase in the authorized share capital of the Company from $16,666,700 (divided in to 333,333,333 shares) to $50,000,000 (divided in to 1,000,000,000 shares), all of which will rank pari passu in all respects with all existing shares of the Company. On June 21, 2023, the Company paid cash to certain minor shareholders and cancelled 220 shares due to share consolidation reconciliation.

On September 5, 2023, the Company held its 2023 special general meeting of shareholder. At the Meeting, the Company’s shareholders approved the following among other items: (i) a share consolidation of every eight (8) issued and unissued Class A ordinary shares with par value of $0.050 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of $0.40 (the “Share Consolidation”); (ii) an increase in the authorized share capital of the Company from $50,000,000 divided into 125,000,000 shares of a nominal or par value of $0.40 each, to $200,000,000 divided into 500,000,000 shares of a nominal or par value of $0.40 each (the “Share Capital Increase”); (iii) a dual-class share structure of Class A and Class B ordinary shares of the Company, with each Class A and Class B ordinary share ranking pari passu and having the same rights, preferences, privileges and restrictions, except that, voting as the same class, each Class B ordinary share is entitled to thirty (30) votes and each Class A ordinary is entitled one (1) vote (the “Dual-class Share Structure”); (iv) a re-designation of 2,000,000 shares of the 500,000,000 authorized shares as Class B ordinary shares and 498,000,000 shares of the 500,000,000 authorized shares as Class A ordinary shares; (v) a re-designation of the 243,903 shares (after giving effect to the Share Consolidation) held by Mr. Stewart Lor, CEO and Chairman of the Board of the Company, as Class B ordinary shares (together with item (iv), the “Share Re-designation”). On October 2, 2023, the Company paid cash to certain minor shareholders and cancelled 635 shares due to share consolidation reconciliation.

On December 1, 2023, the Company held an extraordinary general meeting. At the Meeting, the Company’s shareholders approved the following among other items: (a) the name of the Company be changed from Powerbridge Technologies Co., Ltd. to X3 Holdings Co., Ltd., and ticker symbol of the Company be changed from “PBTS” to “XTKG” (the “Name Change”). (b) the authorized share capital of the Company be increased from $200,000,000 divided into 500,000,000 shares of a nominal or par value of $0.40 each to $2,000,000,000 divided into 5,000,000,000 ordinary shares of a nominal or par value of $0.40 each by creation of an additional 4,500,000,000 ordinary shares of a nominal or par value of US$0.40 each (the “Share Capital Increase”). (c) 18,000,000 ordinary shares of the additional 4,500,000,000 authorized ordinary shares be re-designated as Class B ordinary shares and 4,482,000,000 ordinary shares of the additional 4,500,000,000 authorized ordinary shares as Class A ordinary shares (together, the “Share Re-designation”), such the authorized share capital of the Company shall be changed to “$2,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of US$0.40 each, and (ii) 20,000,000 Class B ordinary shares of a par value of $0.40 each.”

On November 4, 2024, the Company held the annual general meeting. At the meeting, the Company’s shareholders approved the following among other items: (a) a share consolidation of every twenty (20) issued and unissued Class A ordinary shares with par value of $0.40 each in the Company’s issued and unissued share capital be consolidated into one (1) share with par value of $8; (b) the authorized share capital of the Company be increased from $2,000,000,000 divided into 250,000,000 shares of par value of $8 each, to $40,000,000,000 divided into 5,000,000,000 shares of par value of $8 each, consisting of 4,999,000,000 Class A ordinary shares of a par value of $8.0 each and 1,000,000 Class B ordinary shares of a par value of $8 each, by creation of an additional 4,750,000,000 Class A ordinary shares of a nominal or par value of $8 each; (c) 19,000,000 Class A ordinary shares of the additional 4,750,000,000 authorized Class A ordinary shares be redesignated as Class B ordinary shares, such the authorized share capital of the Company shall be changed to $40,000,000,000 divided into (i) 4,980,000,000 Class A ordinary shares of a par value of $8.00 each; and (ii) 20,000,000 Class B ordinary shares of a par value of $8.00 each.

All historical share and per share amounts in these unaudited condensed financial statements have been retroactively adjusted to reflect the share consolidation.

The Company had 275,155,450 (split-adjusted 13,757,773) and 259,464,169 (split-adjusted 12,973,209) Class A ordinary shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively. The Company had 243,902 (split-adjusted 12,195) Class B ordinary shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Equity (continued)

Shares issued for consulting services

During the period from January 4, 2023 to August 4, 2023, the Group issued in aggregated of 161,708 (split-adjusted 8,085) Class A ordinary shares as compensation to an advisory firm for the related investor relations advisory service. The aggregated fair value of those shares was assessed at $1,520,867 based on the stock price of contract dates.

On November 29, 2023, the Company signed a consulting agreement with an advisory firm with term of six months. The Group agreed to pay $100,000 worth restricted shares as compensation to the advisory firm for the related investor relations advisory service. Accordingly, the Group issued 84,033 (split-adjusted 4,202) restricted Class A ordinary shares to the advisory firm.

On December 8, 2023, the Company signed a consulting agreement with an advisory firm with term of six months. The Group agreed to pay $1,500,000 worth restricted shares as compensation to the advisory firm for the related investor relations advisory service, accordingly the Company issued 1,260,504 (split-adjusted 63,025) restricted Class A ordinary shares to the advisory firm.

For the six months ended June 30, 2024 and 2023, the Company recorded a consulting fee expense of $1,474,999 and $1,396,470 included in the share-based compensation expense. As of June 30, 2024 and December 31, 2023, there were unrecognized share-based compensation expense related to the ordinary shares issued for consulting services amounted to Nil and $1,474,999, respectively.

Restricted share units (“RSUs”) issued for consulting services

On July 15, 2022, the Company signed six consulting agreements with six third-party consultants with term of three years. Pursuant to the agreements, the Company agreed to pay total of 50,000 (split-adjusted 2,500) RSUs (representing 1 ordinary shares of the Company) as compensation for the services after signing of the agreements. The Company issued 50,000 (split-adjusted 2,500) RSUs on July 22, 2022. The fair value of those shares was assessed at $13,080,000 based on the stock price of contract date.

For the six months ended June 30, 2024 and 2023, the Company recorded a consulting fee expense of $2,180,000 and $2,180,000 included in the share-based compensation expense. As of June 30, 2024 and December 31, 2023, there were unrecognized share-based compensation expense related to RSUs issued for consulting services amounted to $4,541,667 and $6,721,667.

2018 Stock option plan

On August 18, 2018 and further amended on February 10, 2019, the Board of Directors (“Board”) approved an amended the 2018 Stock Option Plan (the “2018 Plan”).  The Plan provides for discretionary grants of stock options to key employees, directors and consultants of the Company. The purpose of the Plan is to attract and retain the best available personnel and to promote the success of the Company’s business. The Board authorized that the maximum aggregate number of ordinary shares reserved and available pursuant to this Plan shall be the aggregate of (i) 4,316 (split-adjusted 216) shares, and (ii) on each January 1, starting with January 1, 2019, an additional number of shares equal to the lesser of (A) 2% of the outstanding number of ordinary shares (on a fully-diluted basis) on the immediately preceding December 31, and (B) such lower number of ordinary shares as may be determined by the Committee. The Plan shall become effective on the effective date of the Company’s contemplated initial public offering is completed, which was on April 4, 2019. The grants under the Plan generally have a maximum contractual term of ten years from the date of grant. Stock option awards granted under the plan at the determination of the Board shall be effective and exercisable after the Company’ completion of IPO of its securities. The terms of individual agreements for various grants under the Plan will be determined by the Board (or its Compensation Committee) and might contain both service and performance conditions. The Company believes the options contain an explicit service condition and a performance condition. On July 2, 2020, the Board approved to amend the 2018 Plan to adjust that the maximum aggregate number of ordinary shares reserved and available pursuant to the 2018 Plan shall not at any time exceed 20% of the total number of outstanding Ordinary Shares at the time of issuance, from time to time. Such amendment was approved during shareholders’ annual meeting on July 27, 2020.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Equity (continued)

On January 20, 2023, the Board approved to register all the shares issuable under the Company’s Amended 2018 Plan in a registration statement on a Form S-8 (File No. 333-269513) representing additional 259,473 (split-adjusted 12,974) Class A ordinary shares of the Company reserved for issuance under the Amended 2018 Plan, which are in addition to the 83,211 (split-adjusted 4,161) Class A ordinary shares s registered on the Prior Registration Statement. Accordingly, the number of ordinary shares of the Company issuable upon the exercise of all outstanding options granted under the Amended 2018 Plan is 342,684 (split-adjusted 17,135) Class A ordinary shares.

On April 4, 2019, the Board approved to issue 1,250 (split-adjusted 62) stock options to an external consultant under 2018 stock option plan with exercise price of $900 (split-adjusted $18,000) per share. These options were fully vested upon grant and will expire no later than April 3, 2029. On February 18, 2021, the consultant excised 242 (split-adjusted 12) shares options on a cashless basis. On February 6, 2021, the Company issued 100 (split-adjusted 5) Class A ordinary shares to the consultant.

On May 26, 2021, the Board approved to issue 31,687 (split-adjusted 1,584) stock options to its employees under 2018 stock option plan with exercise price of $292.8 (split-adjusted $5,856) per share. 16,729 (split-adjusted 836) of these stock options were fully vested upon grant; 14,958 (split-adjusted 748) of these stock options generally have vesting periods of 1-3 years. The options will expire no later than May 26, 2026. On January 26, 2022, the Board approved to amend the exercise price from $292.8 (split-adjusted $5,856) to $81.6 (split-adjusted $1,632) per share, 24,208 (split-adjusted 1,210) of these stock options were fully vested upon grant; 7,479 (split-adjusted 374) of these stock options was vested in one year after grant. The Company recorded modification expense of $2,139,555. On May 16, 2022, the Board further approved to amend the exercise price from $81.6 (split-adjusted $1,632) to $63.6 (split-adjusted $1,272) per share. The Company recorded modification expense of $137,641. On December 20, 2022, the Board further approved to amend the exercise price from $63.6 (split-adjusted $1,272) to $20.16 (split-adjusted $403.2) per share. The Company recorded modification expense of $206,461.

The fair value of stock options was determined at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option model requires management to make various estimates and assumptions, including expected term, expected volatility, risk-free rate, and dividend yield. The expected term represents the period of time that stock-based compensation awards granted are expected to be outstanding and is estimated based on considerations including the vesting period, contractual term and anticipated employee exercise patterns. Expected volatility is based on the historical volatility of the Company’s stock. The risk-free rate is based on the U.S. Treasury yield curve in relation to the contractual life of stock-based compensation instruments. The dividend yield assumption is based on historical patterns and future expectations for the Company dividends. Assumptions used to estimate the fair value of stock options on the grant dates are as follows:

	Options granted in May 2021	Options Amended in January, 2022	Options Amended in May, 2022	Options Amended in December, 2022
Risk-free interest rate	0.81%	1.66%	0.81%	4.44%
Expected life of the options	5 years	4.33 years	4.03 years	3.43 years
Expected volatility	96.0%	96.0%	96.0%	96.0%
Expected dividend yield	-%	-%	-%	-%
Fair value	$7,232,526	$2,106,163	$1,652,811	$689,971

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Equity (continued)

A summary of activities of the stock options is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		$	Year	$

Outstanding as of December 31, 2022	1,634	960.00	3.49	-
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of December 31, 2023	1,634	941.66	2.49	-
Granted	-	-	-	-
Cancelled	-	-	-	-
Outstanding as of June 30, 2024	1,634	941.66	1.99	-
Exercisable as of June 30, 2024	1,634	941.66	1.99	-

For the six months ended June 30, 2024 and 2023, total share-based compensation expenses recognized for the share options granted both were Nil, respectively. As of June 30, 2024 and December 31, 2023, there was no unrecognized share-based compensation expenses related to the share options granted, respectively.

Private placements

On September 1, 2022, the Company entered into a securities purchase agreement with White Lion Capital LLC (“White Lion”). Pursuant to the agreement, White Lion shall purchase up to $15 million of the Company’s Class A ordinary shares at the lowest daily VWAP of the Class A ordinary shares during the Valuation Period by 97%. As of December 31, 2023, the Company issued 153,646 (split-adjusted 7,683) Class A ordinary shares and net proceeds was $4,115,706.

On September 9, 2022, the Company entered into a securities purchase agreement with YA II PN, LTD. Pursuant to the agreement, YA II PN, LTD. shall purchase up to $30 million of the Company’s Class A ordinary shares at the market price by 96%, and the company shall issue to YA II PN, LTD. 933 (split-adjusted 47) Class A ordinary shares as a commitment fee. As of December 31, 2023, the Company issued 1,544,613 (split-adjusted 77,231) Class A ordinary shares and net proceeds was $10,375,969. In 2024, the Company issued 116,507 (split-adjusted 5,825) Class A ordinary shares and net proceeds was $101,639.

On December 29, 2022, the Company entered into a securities purchase agreement with TBS Capital LP, (“TBS”). Pursuant to the agreement, TBS shall purchase up to $15 million of the Company’s Class A ordinary shares at the market price by 96%, and the company shall issue to Yorkville 933 (split-adjusted 47) Class A ordinary shares as a commitment fee. As of December 31, 2023, the Company issued 50,252 (split-adjusted 2,513) Class A ordinary shares and net proceeds was $476,563, the remaining gross balance of $500,000 was collected by March 22, 2024.

On May 17, 2023, the Company entered into a securities purchase agreement with Spring Field Fund SPC. Spring Field Fund SPC agreed to purchase an aggregate of $600,000 of Class A ordinary shares at a share price of $13.42 (split-adjusted $268.4) per share. The Group received the proceeds of $600,000 on May 18, 2023 and has yet issued the related shares by June 30,2024.

On November 24, 2023, the Company entered into purchase agreements with twelve investors. The investors agreed to purchase an aggregate of $40,000,000 of the Company’s Class A ordinary shares at a share price of $0.3 (split-adjusted $6.0) per share. The Company issued 130,463,140 (split-adjusted 6,523,157) Class A ordinary shares on November 24, 2023. The subscription receivable was $40,000,000 as of June 30, 2024 and December 31, 2023. The Company expects to receive such subscription receivable by December 31, 2024.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Equity (continued)

Conversion of convertible notes

On February 3, 2023, the Group issued an aggregate of 111,875 (split-adjusted 5,594) Class A ordinary shares of the Group to Streeterville (Note 10). The fair value of the conversion note was assessed at $3,128,453 upon conversion based on the binomial model assessed by the independent valuation firm.

Shares issued for reserve

On August 5, 2021, the Company issued 16,729 (split-adjusted 836) Class A ordinary shares held in an escrow account as reserve solely for potential stock options. On September 20, 2022, the Company issued 10,069 (split-adjusted 503) Class A ordinary shares held in an escrow account as reserve solely for potential stock options. As of June 30, 2024, no shares were transferred to the holders.

Shares issued for long-term investments/acquisitions

On January 5, 2023, the Company entered into an equity transfer agreement with a shareholder of Smartconn which the Company agrees to purchase 31% equity of Smartconn at 90% of the appraisal price. The consideration of the Acquisition will be paid in the form of 478,747 (split-adjusted 23,937) Class A ordinary shares of the Company. The fair value of the shares issued amounted to $12,640,062

On March 24, 2023, the Company entered into an equity transfer agreement with a shareholder of DTI which the Group agrees to prepaid 698,301 (split-adjusted 34,915) Class A ordinary shares to purchase 32% equity of DTI. The fair value of the shares issued amounted to $15,906,186.

On March 28, 2023, the Company entered into an equity transfer agreement with fifteen individual shareholders of Boxinrui, pursuant to which the Group agreed to pre-issue 1,151,869 shares to further acquire 65% equity interest in Boxinrui for a consideration in form of 1,151,869 (split-adjusted 57,593) Class A ordinary shares to the Relevant Shareholders. The fair value of the shares issued amounted to $24,078,675.

On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Smartconn. Pursuant to the agreement, the Company shall issue 53,388,709 (split-adjusted 2,669,435) Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares. The fair value of the shares issued amounted to $30,938,757.

On November 22, 2023, the Company entered into a compensation agreement with the original shareholders of Boxinrui. Pursuant to the agreement, the Company shall issue 69,141,256 (split-adjusted 3,457,063) Class A ordinary shares to the previous shareholders as a compensation due to continuous declining share price. On November 23,2023, the Company fully issued the related compensation shares. The fair value of the shares issued amounted to $40,067,357.

Warrants

In connection with the initial public offering (“IPO”) on April 4, 2019, the Company issued warrants totaling 510 (split-adjusted 26) units to the placement agents (the “Public Offering Warrants”). The warrants carry a term of five years and shall be exercisable at $1,320 (split-adjusted 26,400) per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity. These warrants were fully expired on April 3, 2024.

During the year ended December 31, 2021, the Company completed in aggregate of $6.0 million convertible notes with YA and issued warrants 2,721 (split-adjusted 136) to YA. The warrants carry a term of five years and shall be exercisable at $876 (split-adjusted 17,520) per share. Management determined that these warrants are equity instruments because the warrants are both a) indexed to its own stock; and b) classified in shareholders’ equity.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Equity (continued)

Dividend

On March 5, 2024, the board of directors approved a special stock dividend to pay in total of 15,574,774 (split-adjusted 778,739) Class A ordinary shares to the holders of record of all the issued and outstanding shares of the Company as of the close of business on April 26, 2024, in the amount of six shares per 100 (split-adjusted 5) shares of the Company.

Statutory reserve

Under PRC law, the Company’s subsidiary located in the PRC (collectively referred as the (“PRC entities”) are required to provide for certain statutory reserves. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis.

The Company’s subsidiaries in PRC had accumulated deficits as of June 30, 2024 and December 31, 2023, as a result, the statutory reserve balances were $nil as of June 30, 2024 and December 31, 2023.

Note 13 — Commitments and contingencies

Contingencies

In the ordinary course of the business, the Group subject to periodic legal or administrative proceedings. The Group accrues liability when the loss is probable and reasonably estimable.

On August 22, 2023, one supplier of the Group filed a lawsuit against the Group for a debt dispute of $1,389,806 (RMB 10,100,000). On November 16, 2023, the court ordered the Group to pay the supplier $1,389,806 (RMB 10,100,000) and related interest. On March 26, 2024. the Court made the final judgement to maintain the original ruling on November 16, 2023. The Group has recorded the disputed amount $1,389,806 (RMB10,100,000) in the accounts payable and related interest $48,379 (RMB351,578) in accrued expenses and other current liabilities based on the best estimate of the management and the Group’s legal counsel as of December 31, 2023. The supplier also applied an order to freeze total cash of $1,409,041 (RMB10,239,780), which was recorded as restricted cash as of June 30, 2024. The Group have fully paid the disputed and related interest by July 10, 2024, subsequently.

X3 HOLDINGS CO., LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Segment reporting

For the six months ended June 30, 2024 and 2023, the Group’s CODM reviewed the financial information of the business carried out by the Group on a consolidated basis. Therefore, the Group has one operating segment, which is the provision of global trade software application and technology services. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC. The following table presents revenues by the service lines:

	For the six months ended June 30,
	2024	2023
REVENUES:
Application development services*	$884,538	$2,179,167
Consulting and technical support services	2,383,000	1,477,740
Subscription services	215,355	294,528
Trading revenue	1,375,319	2,605,970
Other revenue	135,832	27,324
Total revenues	$4,994,044	$6,584,729

*	For the six months ended June 30, 2024 and 2023, certain application development service arrangements included sales of IT equipment. Such revenue of $292,101 and $1,247,232 was included in the application development service revenue for the six months ended June 30, 2024 and 2023, respectively.

Note 15 — Subsequent events

On July 4, 2024, Powerbridge Zhuhai entered into a facility agreement with Shanghai Pudong Development Bank obtain a total facility of up to $915,070 (RMB6,650,000). The loan facility is available for the Group to withdraw from July 4, 2024 to June 28, 2025. The bank loan was guaranteed by the Group’s CEO and pledged approximately $1.6 million fixed assets as the collateral to secure the loan. On July 17, 2024, Powerbridge Zhuhai drew down $915,070 (RMB6,650,000) for a term of one year and at a fixed annual interest rate of 4.0%.

To explore oversea business, the Group established one new subsidiary in Singapore. X3 TECHNOLOGIES PTE. LTD. was incorporated on July 22, 2024 and the Group has 100% equity interest.

The Group evaluated all events and transactions that occurred after June 30, 2024 up through the date the Group issued these unaudited condensed consolidated financial statements, for disclosure or recognition in the unaudited condensed consolidated financial statements of the Group as appropriate.